ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Yana Dobkin Guss T +1 617 951 7109 F +1 617 235 7317 yana.guss@ropesgray.com

July 9, 2013

Ms. Kimberly Browning U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-4720

Re:	Babson Capital Funds Trust (the “Trust”)

File Nos.: 333-188840, 811-22845

Dear Ms. Browning:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by letter dated June 21, 2013 in connection with the above-referenced registration statement on Form N-1A (the “Registration Statement”), filed with the Commission on May 24, 2013. The Staff’s comments are set forth below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.	Comment. The prospectus and Statement of Additional Information (“SAI”) use phrases that imply, or state, that the Funds may invest in other types of securities that are not disclosed. For example, the Babson Global Floating Rate Fund’s Item 4 disclosure indicates that the “Fund will invest primarily in senior secured loans (including assignments and participations).” (Emphasis added.) Further, Babson Global Credit Opportunities Fund’s Item 4 strategy section indicates that the “Fund expects to invest primarily in high yield debt instruments (including bonds, loans, . . and other income-producing instruments; but also make use of a wide range of debt instruments.” (Emphasis added.) Please revise the disclosure to summarize all of the Funds’ principal investments and risks (including each applicable derivative instrument and related risks) in the Item 4 summaries. In this regard, change the term “including” to the phrase “consisting of,” or some other similar definitive term to describe all strategies and risks of the Funds.

Response. The Registrant confirms that the “Principal Investment Strategies” and “Principal Risks” disclosure for Babson Global Floating Rate Fund and Babson Global

Credit Opportunities Fund (each a “Fund” and together, the “Funds”) identifies all of each Fund’s principal investment strategies and summarizes all of each Fund’s principal risks. In this regard, the Registrant notes that Item 4(a) of Form N-1A does not require a fund to identify all of a fund’s potential investments. Rather, Item 4(a) requires, in part, that a fund identify the fund’s “principal investment strategies (including the type or types of securities in which a fund invests or will invest principally…” (Emphasis added.) Although the Registrant believes that the text highlighted in the Staff’s comment is consistent with the requirements of Item 4(a), the Registrant has, wherever possible, provided additional information regarding the types of investments in which the Fund’s will invest principally. The use of phrases such as “including” within the “Principal Investment Strategies” disclosure is intended to make it clear to investors that the Funds may invest in other types of securities that are associated with the Funds’ principal investment strategies but are not themselves securities in which the Fund will invest principally.

2.	Comment. It appears that in certain instances, the prospectus and SAI reference legal authority to explain the Fund’s activities without explaining those references. For example, the Item 4 summary section indicates that the “Fund may also use derivatives for hedging, investment or leverage purposes to the extent permitted by . . . (the ‘1940 Act’).” (Emphasis added.) Please revise this disclosure to clarify all legal authority references. In making these revisions, please comply with the plain English requirements under Rule 421 under the Securities Act.

Response. Although the Registrant believes that disclosure of the limitations imposed by applicable law is not required by Form N-1A, and runs counter to General Instruction C.1(c) to Form N-1A, which provides that “The prospectus should avoid…simply restating legal or regulatory requirements to which Funds are generally subject,” the Registrant has, in response to your comment, clarified references to legal authority. For example, the Registrant has clarified the highlighted text to read as follows:

“The Fund may also use over-the-counter and exchange-traded derivatives for hedging or investment purposes provided that, at the time the Fund enters into a derivative transaction, the Fund segregates assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, in an amount at least equal to any payment or delivery obligation of the Fund in connection with such derivative transaction.”

3.	Comment. Inasmuch as a Fund may implement its strategies through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Based upon your responses, we may have additional comments.

Response. The Registrant acknowledges the Staff’s comment regarding derivatives disclosure in light of the referenced letter and believes that the Funds’ current disclosure is appropriate. In this regard, the Registrant believes that the existing disclosure regarding the Funds’ principal investment strategies and principal risks related to derivatives is accurate, complete and tailored specifically to how the Funds expect to be managed.

Prospectus

Fees and Expenses

4.	Comment. The first footnote contains information that is neither permitted nor required by Form N- 1A. Accordingly, please delete the footnote and relocate the information to a more appropriate section in the prospectus.

Response. The requested change has been made. The following disclosure is included in the “How to Buy Shares” section of the prospectus as follows:

“Investors may be charged a fee by their Financial Intermediaries, payable to the Financial Intermediary and not to a Fund, if investors effect a transaction in Fund shares through either a Financial Intermediary or its authorized designee.”

5.	Comment. Please confirm to the staff that the management fee will be the same for each share class, both before and after the waiver is applied.

Response. The Registrant confirms that the management fee will be the same for each share class, both before and after the waiver is applied.

Shareholder Fees-(All Share Classes)

6.	Comment. The Item 4 disclosure indicates that the Fund will leverage. Please confirm that these expenses are reflected in fee table or revise the disclosure to state that the Fund will not leverage during the next 12 months.

Response. The Registrant confirms that neither Fund expects to use leverage as a principal investment strategy, and that neither Fund’s use of leverage will result in material expenses to the Funds. Accordingly, leverage expenses are not reflected in the fee table, and the Registrant has made corresponding changes to the disclosure to clarify that the use of leverage will not be a principal investment strategy of the Fund. However, should market conditions change such that the Fund anticipates that its use of leverage would become a principal investment strategy, or that expenses from the use of leverage would materially increase the Fund’s expense ratio, the Fund will file a supplement to the prospectus to revise the expense information in the fee table to reflect the expenses associated with the Fund’s anticipated use of leverage.

Shareholder Fees (Classes A and C)

7.	Comment. As appropriate, please revise the captions in this section to include the term “load.” See Item 3 of Form N-1A.

Response. The requested change has been made.

8.	Comment. For “Class A” shares, the “Maximum Contingent Deferred Sales Charge” caption reflects “None.” Footnote two, however, indicates that “Class A Shares purchased without an initial sales charge in accounts aggregating $500,000 or more are subject to a 1.00% CDSC if the shares are tendered and accepted for repurchase within 12 months of purchase. The 12-month period begins on the day on which the purchase was made.” If the Fund will impose any such charges, please disclose the maximum charges in the caption in the body of the fee table. The Fund may amend that caption with an explanatory footnote. See Item 3 of Form N-1A.

Response. The shareholder fee table has been revised, as requested, to indicate that a maximum CDSC of 1.00% may be charged. In addition, the following underlined text has been added to the first footnote below the table:

“Applies only to certain redemptions of shares bought with no initial sales charge. Class A Shares purchased without an initial sales charge in accounts aggregating $500,000 or more are subject to a 1.00% CDSC if the shares are tendered and accepted for repurchase within 12 months of purchase. The 12-month period begins on the day on which the purchase was made.”

Annual Fund Operating Expenses (All Share Classes)

9.	Comment. Please confirm that a separate acquired fund fees and expenses caption is not required or revise the disclosure accordingly. See Item 3 of Form N-1A.

Response. The Registrant confirms that a separate acquired fund fees and expenses caption is not required pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A because the Registrant does not expect to invest in the securities of investment companies or private funds.

10.	Comment. A footnote (fifth footnote for Classes A and C, third footnote for Classes Y and I), indicates that certain expenses are excluded from the applicable expense reimbursement agreement (e.g., distribution fees). Please revise the footnote to explain that if the Fund incurs any expense excluded from the reimbursement agreement, Fund expenses will be increased by the excluded amount and, therefore, the fee table will reflect an amount that exceeds the reimbursement cap. Also, revise the footnote to indicate that during the one year period following the registration statement’s date of effectiveness, the reimbursement agreement only may be terminated by the Board of Trustee (“Board”).

Response. The requested change has been made. Please see the response to comment 12 below.

11.	Comment. Please define the phrase “certain other expenses” contained in footnote 5 to the fee table (Class A and C prospectus).

Response. The requested change has been made. Please see the response to comment 12 below.

12.	Comment. Insert the phrase “for that share class” in footnote 5 immediately after the word “reimbursed” (Class A and C prospectus).

Response. The requested change has been made. The Registrant has revised the disclosure in Footnote 4 to the fee table in the Class A and C prospectus as follows:

“The Manager has contractually agreed to waive and/or reimburse fees and/or expenses (excluding distribution and service (12b-1) fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities, extraordinary expenses and such other expenses incurred in connection with the Fund’s investment activity as the Fund’s Board of Trustees may specifically approve) so that, on an annualized basis, such expenses incurred by each class of shares of the Fund will not exceed 0.95% as a percentage of average daily net assets allocated to each such class. If the Fund incurs fees and/or expenses excluded from waiver and/or reimbursement that are not reflected in the preceding table, the Fund’s expenses may be higher than the fees and/or expenses shown in the table (which reflect the waiver and/or reimbursement). This contractual agreement may not be modified or terminated before the one-year anniversary of the date of effectiveness of this Registration Statement except by the Fund’s Board of Trustees. If, within three years following a waiver or reimbursement, the operating expenses of a share class of the Fund that previously received a waiver or reimbursement from the Manager are less than the expense limit for such share class, the share class is required to repay the Manager up to the amount of fees waived or expenses reimbursed for that share class under the agreement.”

The Registrant has made corresponding revisions to Footnote 3 of the fees and expenses table of the Class Y and I prospectus.

Example

13.	Comment. Please revise this section so that the required chart information conforms to the format presented in Item 3 of Form N-1A.

Response. The requested change has been made.

Principal Investment Strategies

14.	Comment. Please confirm that all principal investment strategies of the Fund are summarized in Item 4 or revise the disclosure accordingly (e.g., all principal strategies and risks appearing in Item 9 also should be summarized in Item 4). See Items 4 and 9 of Form N-1A. Moreover, please confirm that there is corresponding disclosure between the strategies and risks sections, or revise the sections accordingly. In this regard, we note an Item 4 “Liquidity Risk” paragraph, however, the Item 4 strategy section in silent regarding liquidity and investments in illiquid securities. Please reconcile these disclosures accordingly.

The Registrant confirms that the Funds’ “Principal Investment Strategies” and “Principal Risks” disclosure identifies all of each Fund’s principal investment strategies and summarizes the principal risks of investing in each Fund. Although neither Fund will invest in illiquid securities as a principal investment strategy, the Registrant believes that the risk that a Fund’s investments, though previously determined to have been liquid, may subsequently become illiquid, is a principal risk of investing in the Fund. As a result, the Registrant believes it is appropriate not to disclose that investment in illiquid securities is a principal investment strategy of the Funds, while continuing to disclose liquidity risk as a principal risk of the Funds.

15.	Comment. Please revise the disclosure to explain in general terms how the Fund’s adviser decides which securities to sell. See Item 9(b)(2) of Form N-1A.

Response. The requested change has been made. The Registrant has added disclosure to the “Additional Information Regarding Investments” section as follows:

“Securities may be sold when Babson Capital believes they no longer represent relatively attractive investment opportunities.”

16.	Comment. Please indicate the “non-U.S. dollar denominated assets of developed and non-emerging market issuers.” Also, clarify in plain English the disclosure that appears in the last sentence of the second paragraph of the Babson Global Floating Rate Fund, and in the last sentence of the Babson Global Credit Opportunities Fund, explaining how the Fund will use these “assets.” Are these assets derivative instruments? Also, clarify the meaning of “investing significantly” in these “assets.”

Response. The requested change has been made. The highlighted text has been revised as follows:

“A significant portion of the Fund’s investments will be in non-U.S. dollar denominated securities of issuers located in developed or emerging markets.”

The Funds intend to invest in foreign securities, a significant portion of which will be denominated in foreign currencies. As noted in the “Principal Investment Strategies” section of the prospectus, each Fund intends to hedge its exposure to these currencies back to the U.S. dollar to reduce the currency risk. Under normal market conditions, the Fund intends to invest at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10 percentage points less than the percentage of the Fund’s benchmark that is represented by foreign companies, as determined by the provider of the benchmark). As a result, at least 40% of the net assets of the Fund may be invested in securities that are denominated in non-U.S. currencies.

17.	Comment. The disclosure indicates that the “Fund may hold any portion of its total assets in cash and cash equivalents.” Please summarize when the Fund would take such measures and explain how such activity comports with the Fund’s investment objectives. Based on your responses, we may have additional comments.

Response. The Registrant does not consider cash and cash equivalents to be investments of a type in which the Funds will invest principally, and has accordingly removed disclosure referencing investment in such securities from the “Principal Investment Strategies” section.

18.	Comment. Item 4 mentions that the Fund may invest in “structured products.” Further, Item 9 indicates that “[e]ach Fund may invest in ‘structured products’ and other related instruments.” Please summarize these products and instruments, including all related risks.

Response. In response to the Staff’s request, the Registrant has revised the disclosure regarding structured products in the “Additional Information Regarding Investments” section of the prospectus as follows:

“Structured Products. Each Fund may invest in collateralized bond and loan obligations, which are privately negotiated debt obligations where principal and/or interest payments are determined by reference to the performance of a benchmark asset (such as a portfolio of selected securities), interest rate or index, or the differential performance of two assets, interest rates or indexes, including bond indexes (an “embedded index”). These structured instruments may be issued by corporations, including banks, as well as by governmental agencies. Structured instruments frequently are assembled in the form of medium-term notes, but a variety of forms are available and may be used in particular circumstances. The terms of such structured instruments normally provide that their principal and/or interest payments are to be adjusted upwards or downwards (but ordinarily not below zero) to reflect changes in the embedded index while the structured instruments are outstanding. As a result, the interest and/or principal payments that may be made on a structured product may vary widely, depending on a variety of factors, including the volatility of the embedded index and the effect of changes in the embedded index on principal and/or interest payments. The rate of return on structured products may be determined by applying a multiplier to the performance or differential performance of the referenced indexes or other assets. Application of a multiplier involves leverage that will serve to magnify the potential for gain and the risk of loss.

Babson Capital may utilize structured instruments for investment purposes and also for risk management purposes, such as to reduce the duration and interest rate sensitivity of a Fund’s portfolio. While structured instruments may offer the potential for a favorable rate of return from time to time, they also entail certain risks. Structured instruments may be less liquid than other debt securities, and the price of structured instruments may be more volatile. In some cases, depending on the terms of the embedded index, a structured instrument may provide that the principal and/or interest payments may be adjusted below zero. Structured instruments also may involve significant credit risk and risk of default by the counterparty. Like other sophisticated strategies, the Funds’ use of structured instruments may not work as intended. If the value of the embedded index changes in a manner other than that expected by Babson Capital, principal and/or interest payments received on the structured instrument may be substantially less than expected.

Each Fund may invest in collateralized loan obligations (“CLOs”). A CLO is a trust typically collateralized by a pool of loans, which may include, among others, U.S. and non-

U.S. secured loans and unsecured loans, including loans of below investment grade quality. Each Fund may also invest in collateralized bond obligations (“CBOs”). A CBO is a trust that is backed by a diversified pool of high risk, below investment grade debt securities. CLOs and CBOs may charge management fees and administrative expenses. The cash flows from the trust typically are split into portions (“tranches”) varying in risk and yield. The riskiest portion is the “equity” tranche, which bears the bulk of defaults from the loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO or CBO trust typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CLO or CBO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO or CBO securities as a class. The risks of an investment in a CLO or CBO depend largely on the type of the collateral securities and the class of the CLO or CBO in which a Fund invests. Normally, CLOs and CBOs are privately offered and sold, and thus are not registered under the securities laws; however, an active dealer market may exist for CLOs or CBOs allowing a CLO or CBO to qualify under Rule 144A under the Securities Act of 1933, as amended. In addition to the normal risks associated with fixed income securities discussed elsewhere in this Prospectus and in the SAI (e.g., interest rate risk and default risk), CLOs and CBOs carry additional risks including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the collateral may decline in value or default; (iii) the Funds may invest in CLOs or CBOs that are subordinate to other tranches; (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results, (v) the risk of forced “fire sale” liquidation of collateral due to technical defaults such as coverage test failures; and (vi) the manager of the CLO or CBO may perform poorly.”

19.	Comment. The last paragraph states that “[t]o avoid concentrating its investments in a particular industry or group of industries, the Fund will not invest more than 25% of its total assets in any single “industry” or “group of industries” as those terms are used in the 1940 Act.” Please be aware that it is a position of the staff of the Commission that concentration occurs when 25% or more of a fund’s total assets are invested in an industry or a group of industries. Accordingly, please revise the disclosure to state that the Fund will not invest 25% or more of its total assets in an industry or group of industries. Also, the quoted language appears to suggest that the terms “industry” and “group of industries” are defined within the 1940 Act. Accordingly, please revise the sentence to avoid any possible misunderstanding that these terms are defined in the Act. In addition, please disclose in the SAI how the Fund determines an industry’s classification (e.g., The Global Industry Classification Standard (GICS)).

Response. The requested changes have been made. The Registrant has revised the highlighted text of the last paragraph as follows:

“[t]o avoid concentrating its investments in a particular industry or group of industries, the Fund will not invest 25% or more of its total assets in any single industry or group of industries.”

Additionally, the Registrant has added the following disclosure to the “Investment Restrictions” section of the SAI as follows:

“For purposes of fundamental investment restriction (1), Babson Capital Management determines industry categories and assigns issuers to them based on a variety of considerations, including relevant third-party categorization systems. Industry categories and issuer assignments may change over time as industry sectors and issuers evolve. Portfolio allocations shown in shareholder reports and other communications may use broader investment sectors or narrower sub-industry categories.”

20.	Comment. Please confirm that the disclosure indicates all applicable nationally recognized statistical rating agencies. We would not object to the disclosure of this information in Item 9.

Response. The Registrant confirms that the disclosure specifically identifies Moody’s, S&P and Fitch in the “Principal Investment Strategies,” “Additional Information Regarding Investments” and “Additional Information Regarding Risks” sections of the prospectus. These rating agencies are also further discussed in the SAI.

21.	Comment. The Item 9 disclosure indicates that the Funds will enter into over-the-counter transactions. If accurate, please summarize this strategy in Item 4.

Response. The requested change has been made. The Registrant has added the following underlined text to the existing disclosure in “Principal Investment Strategies” section of the Babson Global Floating Rate prospectus:

“The Fund may also use over-the-counter and exchange-traded derivatives for hedging or investment purposes provided that, at the time the Fund enters into a derivative transaction, the Fund segregates assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, in an amount at least equal to any payment or delivery obligation of the Fund in connection with such derivative transaction.”

Additionally, the Registrant has added the following underlined text to the existing disclosure in the “Principal Investment Strategies” section of the Babson Global Credit Income Opportunities Fund prospectus:

“The Fund may invest in a wide range of debt instruments of issuers based in U.S. and non-U.S. markets, as well as over-the-counter and exchange-traded derivatives.”

Babson Global Floating Rate Fund

22.	Comment. In describing the Fund’s Rule 35d-1 80% test, the summary indicates that “the Fund will invest at least 80% of its net assets in . . . other floating rate debt securities issued primarily by North American and Western European companies (including those debt instruments issued by issuing entities based on offshore centers, such as the Channel Islands, Cayman Islands, Bermuda and other offshore jurisdictions).” (Emphasis added.) Please revise the disclosure to summarize all the principal investments and risks of the Fund in the summary. Also, indicate each entity issuing debt instruments that are based on “offshore centers and other jurisdictions,” and specify each “offshore center.” Please explain why the disclosure references these entities separately from the general category of foreign issuers. In addition, explain fully the nature of the debt issued by these offshore centers. Do the debt instruments issued from these offshore centers share similar characteristics (e.g., repackaging the debt of other issuers)? Based on your responses, we may have additional comments.

Response. As discussed in response to Comment 1, the Registrant believes that the use of the term “other” is consistent with the requirements of Item 4(a) of Form N-1A, and that the “Principal Investment Strategies” disclosure identifies the types of securities in which the Fund will invest principally. Although the Registrant believes that the text highlighted in the Staff’s comment is consistent with the requirements of Item 4(a), the requested change to the indicated disclosure has been made; the disclosure now reads as follows:

“Under normal market conditions, the Fund will invest at least 80% of its net assets in income-producing floating rate debt securities, including floating rate loans, issued primarily by North American and Western European companies. For this purpose, debt instruments issued by issuers based in the Channel Islands, Cayman Islands and Bermuda will be considered North American and Western European companies.”

The reference to debt instruments issued by entities in offshore centers was included in order to clarify that companies located in the Channel Islands, Cayman Islands and Bermuda will be considered North American and Western European companies for this purpose, not because of special similar characteristics shared by such investments or issuers.

23.	Comment. In the first paragraph, the disclosure states that the “Manager expects that many such instruments may, at the time of purchase, be rated below investment grade. . . .” (Emphasis added.) Further, the fourth paragraph states that the “instruments in which the Fund will invest will primarily be of below investment grade quality.” (Emphasis added.) Please reconcile these disclosures and revise the text accordingly. Also, in the Item 4 summary section, please clarify that these instruments are commonly referred to as “junk bonds.” Moreover, indicate the lowest credit quality ratings for these instruments in which the Fund may invest, along with all attendant risks.

Response. The requested changes have been made. The registrant has revised the disclosure in the first paragraph as follows:

“The Manager expects that such instruments will primarily, at the time of purchase, be rated below investment grade (commonly referred to as “junk bonds”) by at least one credit rating agency (below Baa3 by Moody’s Investors Services, Inc. (“Moody’s”) or below BBB- by either Standard & Poor’s Rating Services, a division of the McGraw-Hill Company, Inc.

(“S&P”), or Fitch, Inc. (“Fitch”)) or unrated but judged by the Manager or Babson Capital Global Advisors Limited (the “Sub-Adviser” and together with the Manager, “Babson Capital”), to be of comparable quality. The Fund’s investments may include investments in the lowest rating category of the applicable rating agency.”

The Registrant confirms that all principal risks of the Fund as a whole, including, in particular, credit risk, are disclosed in the prospectus.

24.	Comment. It appears that the Fund has a 20% investment basket. In particular, the third paragraph mentions that the Fund may invest in various instruments beyond floating rate securities, (e.g., fixed rate instruments). Please revise the disclosure to distinguish in a clearer manner the Fund’s 80% and 20% baskets from each other. In this regard, specify the “equity securities” mentioned in the fourth paragraph and explain when the Fund will invest in those securities. Also, clarify, in plain English, the disclosure stating that the “Fund also may invest in equity securities incidental to the purchase or ownership of debt instruments.” (Emphasis added.)

Response. Under normal market conditions, the Fund will invest at least 80% of its net assets in income-producing floating rate debt securities, including floating rate loans, issued primarily by North American and Western European companies. For this purpose, debt instruments issued by issuers based in the Channel Islands, Cayman Islands and Bermuda will be considered North American and Western European companies. The remainder of the Fund’s net assets may be invested in securities that are not floating rate debt instruments through other principal investment strategies disclosed in the Registration Statement. The Registrant believes that the contours of its 80% test are clearly disclosed, and that its disclosure regarding the principal investment strategies it will follow with respect to investments that are not floating rate debt instruments will not impair the ability of a reasonable investor to understand the 80% test. In response to your comment, however, the Registrant has revised the Fund’s disclosure relating to equity securities to read as follows:

“The Fund also may invest in equity securities (such as common stocks, warrants and rights), but will generally hold such equity investments only when the Fund holds debt securities of the issuer of such equity securities or when the equity securities are received by the Fund in connection with a restructuring of the issuer.”

Babson Global Credit Income Opportunities Fund

25.	Comment. Given the use of the word credit in the Fund’s name, please revise the disclosure to include an 80% test indicating that the Fund will invest at least 80% of its total assets, or at least 80% of its net assets (plus borrowings for investment purposes), in debt instruments. Also, if the Fund will have a 20% basket, please confirm that the strategies contained therein are summarized in Item 4 or revise Item 4 accordingly.

Response. The requested change has been made. The Registrant has added the following disclosure under “Principal Investment Strategies”:

“Under normal circumstances, the Fund will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in debt instruments.”

The Registrant confirms that the “Principal Investment Strategies” section of the prospectus identifies all of the Fund’s principal investment strategies, including the type or types of securities in which the Fund will invest principally.

26.	Comment. The disclosure indicates that the “Fund will invest in instruments that are, at the time of purchase, rated below investment grade by at least one credit rating agency. . . .” Please disclose that these instruments are commonly referred to as junk bonds. Moreover, indicate the lowest credit quality rating for these instruments in which the Fund may invest, along with all attendant risks.

Response. The requested changes have been made. The registrant has revised the disclosure as follows:

“The Fund will invest in instruments that are, at the time of purchase, rated below investment grade (commonly referred to as “junk bonds”) by at least one credit rating agency (below Baa3 by Moody’s Investors Services, Inc. (“Moody’s”) or below BBB- by either Standard & Poor’s Rating Services, a division of the McGraw-Hill Company, Inc. (“S&P”), or Fitch, Inc. (“Fitch”)) or unrated but judged by the Manager or Babson Capital Global Advisors Limited (the “Sub-Adviser” and together with the Manager, “Babson Capital”), to be of comparable quality. The Fund’s investments may include investments in the lowest rating category of the applicable rating agency.”

27.	Comment. The disclosure indicates that the “Fund may establish, through derivatives, net short positions . . . as a means of adjusting the Fund’s portfolio duration or other portfolio characteristics.” (Emphasis added.) Please summarize these “other portfolio characteristics.”

Response. The requested change has been made. The registrant has revised the highlighted text as follows:

“The Fund may establish, through derivatives, net short positions for individual sectors, markets, currencies or securities, or as a means of adjusting the Fund’s portfolio duration or other portfolio characteristics (such as credit quality or maturity).”

Principal Risks

Babson Global Floating Rate Fund

28.	Comment. Please add an equities risk in which the risks of the specific equities in which the Fund will invest are summarized.

Response. The requested change has been made. The following risk factor has been added to the “Principal Risks” disclosure:

“The prices of equity securities rise and fall frequently. These price movements may result from factors affecting individual companies, industries or the securities market as a whole.”

The following risk factor has been added to the “Additional Information Regarding Risks” disclosure:

“The prices of equity securities rise and fall frequently. These price movements may result from factors affecting individual companies, industries or the securities market as a whole. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. In addition, the equity market tends to move in cycles which may cause stock prices to fall over short or extended periods of time.”

Description of Principal Investments

29.	Comment. Please confirm that the “other pooled investment vehicles” mentioned in the first paragraph of this section are clarified and summarized in Item 4, as well as the other investment strategies mentioned in this section, or revise Item 4 accordingly. See Items 4 and 9 of Form N- 1A. In this regard, we note that certain strategies disclosed in this section do not appear to be included in Item 4 (e.g., reverse repurchase agreements and short sales). In revising the disclosure, please indicate, as a percentage of total assets, the extent to which the Fund may invest in reverse repurchase agreements. Also, confirm that short sales expenses are reflected in the fee table or revise the table accordingly.

Response. The Registrant confirms that, pursuant to Item 4(a) of Form N-1A, all of the principal investment strategies disclosed in the “Additional Information Regarding Investments” section of the prospectus, including pooled investment vehicles, are mentioned in the “Principal Investment Strategies” section of the prospectus. In this regard, the Registrant does not consider reverse repurchase agreements and short sales to be investments of a type in which the Funds will invest principally, and has accordingly removed disclosure referencing investment in such securities from the “Principal Investment Strategies” and “Additional Information Regarding Investments” sections. The Registrant, at the Staff’s request, has added the following disclosure to the “Description of Investments and Risks” section of the SAI:

“Each Fund currently expects that its investments in reverse repurchase agreements will represent less than 10% of the Fund’s total assets (including the proceeds of such reverse repurchase agreements).”

Additionally, the Registrant confirms that neither Fund expects short sales to be investments of a type in which the Fund will invest principally, and that neither Fund’s investments in short sales will result in material expenses to the Funds. Accordingly, short sales are not reflected in the fee table. However, should market conditions change such that a Fund anticipates that its use of short sales would become a principal investment strategy, or that expenses from short sales would materially increase the Fund’s expense ratio, the Fund will file a supplement to the prospectus to revise the expense information in the fee table to reflect the expenses associated with the Fund’s anticipated use of short sales.

Portfolio Management Strategies

30.	Comment. This section states that “[f]or purposes of determining whether securities held by the Fund are securities of a foreign company, a company is considered to be a foreign company if . . . the company is significantly exposed to the economic fortunes and risks of regions outside the United States.” (Emphasis added.) Please clarify, in plain English, the emphasized text. In particular, what do the phrases “significantly exposed,” and “economic fortunes and risks” mean? Based on your responses, we may have additional comments.

Response. The Registrant notes that in the adopting release to Rule 35d-1 (Investment Company Act Rel. No. 24848 (Jan. 17, 2001)), the SEC rejected a proposed test that would have required investment companies with names suggesting that they focus their investments in a particular country or geographic region to meet one of three criteria specified in the rule because “there may be additional securities that would not meet any of the criteria but would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.” (Emphasis added.) The Registrant believes that disclosure referencing “economic fortunes and risks” is clear and appropriate in light of the SEC’s use of similar language in its guidance. The Registrant believes that an issuer should be considered a foreign company if the value of the issuer’s securities is expected to be significantly affected by developments affecting foreign economies and foreign markets. In response to the Staff’s comment, the Registrant has removed the word “significantly” from the existing disclosure. The Registrant has revised the highlighted text as follows:

“For purposes of determining whether securities held by the Fund are securities of a foreign company, a company is considered to be a foreign company if…the company is exposed to the economic fortunes and risks of regions outside the United States.”

Management of the Fund

Sub-Adviser

31.	Comment. In the second paragraph, in the last sentence, we note a euro sign. Please reflect the applicable figure in U.S. dollars.

Response. The requested change has been made.

Prior Performance for Similar Account

32.	Comment. Please revise the disclosure to state that the “Babson Capital Global Loan Fund” or “Global Loan Fund,” is the only fund or private account that the adviser managed with an investment objective, policies, and restrictions substantially similarly to those of the Global Floating Rate Fund and that there are no additional funds that should be included in the prior performance disclosure, or revise the disclosure accordingly.

Response. The requested change has been made. The Registrant has revised the disclosure in the second sentence of the first paragraph as follows:

“Global Loan Fund is the only fund or private account that Babson Capital has managed with an investment objective, policies, strategies and restrictions that Babson Capital believes are substantially similar to those of Global Floating Rate Fund, and Global Loan Fund has been managed in substantially the same way that Global Floating Rate Fund is to be managed by Babson Capital.”

33.	Comment. Please revise the disclosure in this section so that the information presented therein, including all figures, does not reflect, in any manner, the effect of any expense limitation agreement (e.g., the Annual Total Return table should show only performance figures on a gross basis). In addition, please define the term “asset-weighted returns,” which appears in the fourth paragraph.

Response. The returns shown in the table are those of a single account, and the Registrant therefore believes that it is unnecessary to refer to such returns as being “asset-weighted”. Accordingly, the disclosure has been revised as follows:

“The performance figures show the returns on both a gross and net basis.”

34.	Comment. In the first paragraph, in the second sentence, please revise the disclosure to include “strategies” in the list of “substantially similar” descriptives.

Response. The requested change has been made. Please see the response to Comment 32 above.

35.	Comment. We note that the prior performance has been adjusted to reflect the deduction of the Fund’s fee and expenses. Please confirm to the staff that these fees and expenses of the Fund are not lower than the actual fees and expenses of the Global Loan Fund.

Response. The Registrant confirms that the prior performance has been adjusted to reflect the deduction of the Fund’s fees and expenses for Class A and Class C shares and that these fees and expenses are not lower than the actual fees and expenses of the Fund.

36.	Comment. Please revise the chart’s heading to include the term annual (i.e., “Global Loan Fund Annual Total Returns . . . 2013”).

Response. The requested change has been made.

How to Buy Shares . . . Redemption of Shares

37.	Comment. The disclosure indicates that “[e]ach Fund . . . reserves the right to reject for any reason, or cancel as permitted or required by law, any purchase order . . . Each Fund reserves the right to reject any redemption request that is not in good order.” Please disclose the maximum amount of time the Funds will take to inform investors of such rejections or cancellations. [Also, explain the authority allowing the Fund to cancel redemption requests. See Section 22(e) of the Act.]

Response. The requested change has been made. The Registrant has revised the highlighted text as follows:

“Each Fund also reserves the right to reject for any reason, or cancel as permitted or required by law, any purchase order. Neither Fund may reject or cancel purchase orders more than five business days following receipt by the Fund of such purchase orders. Each Fund will not accept any redemption request that is not in good order. In addition, without notice, a Fund may stop offering shares completely, or may offer shares only on a limited basis, for a period of time or permanently.”

The Registrant has revised the disclosure to clarify that it may not accept any redemption request that is not in good order (for example, a written redemption request that is not signed), which the Registrant believes is consistent with Section 22(e).

38.	Comment. In disclosing the Fund’s frequent purchases and redemptions of fund shares policies and procedures, please indicate whether or not the Fund accommodates frequent purchases and redemptions of Fund shares by Fund shareholders. See paragraph (3)(4)(ii) of Item 11 of Form N-1A.

Response. The requested change has been made. The Registrant has added the following underlined text to the existing disclosure:

“In order to discourage and not accommodate frequent short-term trading in Fund shares, the Board of Trustees has adopted policies and procedures that impose a 1.00% redemption/exchange fee (short-term trading fee) on Class Y and Class I Shares that are redeemed or exchanged within 60 days after the date of a purchase.”

Redemption Proceeds

39.	Comment. The disclosure indicates that if a shareholder receives redemption payments in illiquid securities, the shareholder “could find it more difficult to sell such securities and may not be able to sell such securities at prices that reflect the Manager’s or your assessment of their fair value or the amount paid for them by the Funds.” Please revise the disclosure to clarify, in plain English, that an illiquid security is defined as a security that cannot be sold or disposed of in the ordinary course of business within seven days at the carrying value. Also, revise this disclose to explain that when the Fund pays redemption proceeds in illiquid securities, a shareholder may not be able to sell those securities at all.

Response. The requested change has been made. The Registrant has added the following underlined text to the existing disclosure:

“If you receive illiquid securities (i.e., securities that cannot be disposed of within seven days in the ordinary course of business at approximately the price at which the Fund has valued the securities), you could find it more difficult to sell such securities and may not be able to sell such securities at all or at prices that reflect the Manager’s or your assessment of their fair value or the amount paid for them by the Funds.”

Net Asset Value

40.	Comment. Please revise this section to state in a clear manner which entity or entities will perform fair valuing of securities on the Funds’ behalf. In revising the disclosure, please indicate that any such entity operates under policies adopted by the Board, and under the Board’s ultimate supervision. In revising the disclosure, please clarify the “unusual circumstances” mentioned in the fifth paragraph.

Response. The requested change has been made. The Registrant has revised the disclosure to read as follows:

“Certain securities or investments for which market quotations are not readily available may be fair valued in good faith by reference to other securities or indexes, or otherwise, by the Funds’ valuation committee, consisting of Fund officers who are also employees of the Manager, pursuant to written policies adopted by, and under the supervision of, the Board of Trustees. The Funds generally use pricing services to value most loans and other debt securities. The Funds may fair value loans or other securities pursuant to written policies adopted by, and under the supervision of, the Board of Trustees if approved pricing services do not recommend a value for such loans or other securities or the value recommended is deemed unreliable. Fair valuation also may be required due to material events that occur after the close of the relevant market but prior to the NYSE Close.”

41.	Comment. We note that the Funds will engage in numerous investment strategies, some of which involve thinly traded and illiquid securities, securities of foreign issuers, and over-the-counter securities. Please enhance the disclosure to explain how such securities will be fair valued.

Response. The requested change has been made. The Registrant has added the following underlined text to the existing disclosure:

“Short-term investments having a maturity of 60 days or less are generally valued at amortized cost. Fixed income securities with a remaining maturity of 61 days or more are valued using values supplied by approved independent third-party pricing services or broker/dealers. In valuing securities, pricing services and broker/dealers may consider a variety of inputs and factors, including, but not limited to, proprietary models that may take into account market transactions in securities with comparable characteristics, yield curves, option-adjusted spreads, credit spreads, estimated default rates, coupon rates, underlying collateral and estimated cash flows.”

Exchange-traded options, futures and options on futures are valued at the settlement price determined by the exchange. Non-listed over-the-counter options and futures are valued at the evaluated price provided by a counterparty or another broker/dealer.

Generally, trading of foreign securities on most foreign markets is completed before the close in trading in U.S. markets. The Fund has implemented fair value pricing on a daily basis for securities of foreign issuers. The fair value pricing generally utilizes the quotations of an independent pricing service. Trading on foreign markets may also take place on days on which the U.S. markets and the Funds are closed.

SAI

42.	Comment. Item 16(b) of Form N-1A requires that a fund describe its non-principal investment strategies and the risks of those strategies in the SAI. Please confirm that the Funds have satisfied the requirements of Item 16(b), or revise the disclosure accordingly. If the Funds also discuss their principal investment strategies and risks in the SAI, please confirm that they do so in a manner that distinguishes them from non-principal strategies and risks (e.g., add distinguishing headings or subheadings) or revise the disclosure accordingly. Also, do not duplicate in the SAI information that is provided in the Prospectus, unless necessary to make the SAI comprehensible as a documents independent of the Prospectus. See General Instruction C.2 (b) to Form N-1A. Also, confirm that all principal strategies and risks of the Funds are disclosed in the prospectus or make appropriate revisions to the disclosure.

Response. The Registrant confirms that the Funds have satisfied the requirements of Item 16(b) by describing its non-principal investment strategies and the risks of those strategies in the SAI. The Registrant also confirms that all principal strategies and risks of the Funds are disclosed in the Prospectus. The Registrant has eliminated duplication in the SAI of information that is provided in the Prospectus where possible, but notes that the SAI applies to both Funds and, for example, certain risks and/or investment strategies are principal risks and/or investment strategies for one Fund but not the other, and vice versa. Consequently, there is some duplication of disclosure between the Prospectus and SAI. The Registrant has added the following disclosure to the “Description of Investments and Risks” section of the SAI to help distinguish the principal investment strategies and risks described in the Prospectus from the non-principal strategies and risks discussed in the SAI:

“As noted in the applicable Prospectuses for each of the Funds, in addition to the principal investment strategies and the principal risks described in the Prospectuses, each Fund may employ other investment strategies and may be subject to other risks, which are described below. All principal investment strategies and risks are described in the Prospectuses. To the extent that an investment strategy or risk described below is not described in the Prospectuses for a Fund, it is not deemed to be principal investment strategy or principal risk for the Funds. The Funds may engage in the practices described below to the extent consistent with their investment objectives, strategies, polices and restrictions. However, a Fund will not necessarily engage in each type of transaction or purchase each type of security or investment described below. Because the following is a combined description of investment strategies of each of the Funds, certain matters described herein may not apply to each of the Funds.”

43.	Comment. It appears that the Funds intend to engage in several types of financial transactions, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security. Please confirm that the disclosure indicates that each transaction that involves the possible creation of a senior security will be covered with a segregated account in accordance with the provisions of that Release and any other staff guidance. Further, please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (e.g., total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Funds operate.

Response. The Registrant confirms that the disclosure in the Registration Statement indicates that each transaction that involves the possible creation of a senior security will be covered with a segregated account in accordance with the provisions of Investment Company Act Rel. No. 10666 (Apr. 18, 1979) and any other staff guidance.

Reverse Repurchase Agreements

44.	Comment. Please indicate the maximum percentage, expressed as a percentage of total assets, a Fund may enter into reverse repurchase agreements.

Response. The requested change has been made. The Registrant has added the following disclosure to the “Description of Investments and Risks” section of the SAI:

“Each Fund currently expects that its investments in reverse repurchase agreements will represent less than 10% of the Fund’s total assets (including the proceeds of such reverse repurchase agreements).”

Borrowing and Leverage

45.	Comment. The disclosure states that “[e]ach Fund may borrow money from banks (including its custodian bank) or from other lenders to the extent permitted under applicable law.” Please revise this disclosure to state the maximum percentage of total assets the Fund may borrow. Also, revise this section to explain that in the event that the Fund’s borrowings exceed 300% of the Fund’s total assets, the Fund will within three days thereafter (not including Sundays and holidays) reduce its borrowings to the extent necessary to comply with the 300% asset coverage requirement under the Act. (Emphasis added.) See §18(f)(1) of the Act.

Response. The requested change has been made. The Registrant has revised the disclosure of the first paragraph as follows:

“Each Fund may borrow money up to 33 1/3% of its total assets (including the amount borrowed) at the time the borrowing is made from banks (including its custodian bank) or from other lenders. In the event the Fund’s borrowings exceed 33 1/3% of its total assets, the Fund will, within three days thereafter (not including Sundays and holidays) or such longer period as the SEC may prescribe, reduce its borrowings to no more than 33 1/3% of its total assets. To reduce its borrowings, the Fund might be required to sell securities at a time when it would be disadvantageous to do so. In addition, because interest on money borrowed is a Fund expense that it would not otherwise incur, the Fund may have less net investment income during periods when its borrowings are substantial.”

Investment Restrictions

46.	Comment. Please disclose at an appropriate location in the text, the Funds’ policies for addressing those occasions when a percentage limitation is reached or exceeded. This disclosure should explain that the Funds continuously monitor their borrowings and illiquid securities holdings. Also, disclose the Funds’ policies for addressing those instances when their illiquid securities holdings exceed 15% of their net assets.

Response. The requested changes have been made. In addition to the disclosure set forth in response to comment 45 above, the Registrant has added the following disclosure in the “Investment Restrictions” section of the SAI:

“The Funds will continuously monitor their borrowings and illiquid securities holdings. Except for the limitation on investment in illiquid securities and borrowings, the percentage limitations contained in the policies below or elsewhere in the Funds’ Prospectuses or this SAI apply at the time of purchase of the securities, and will not be considered violated unless an excess or deficiency, as applicable, exists immediately after and as a result of, a purchase of securities. If the value of the Fund’s holdings of illiquid securities at any time exceeds 15% of its net assets, the Board of Trustees will consider what actions, if any, are appropriate to maintain adequate liquidity.”

Non-Fundamental Restrictions

47.	Comment. If a Fund may pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure its borrowings, please disclose this non-fundamental policy and state fully how and when the Fund will engage in those policies. Also, state within the policy the total amount of Fund assets that may be pledged to secure borrowing. We note that any such amount should not exceed one-third of the Fund’s total assets. See Section 18 of the Investment Company Act. See also Salomon Brothers (pub. avail. May 4, 1975).

Response. The requested change has been made. The Registrant has added the following disclosure as a non-fundamental policy of the Funds:

“Each Fund may pledge, mortgage, hypothecate, or otherwise encumber any of its assets to secure borrowings permitted by fundamental investment restriction number (4); provided that such amount shall not exceed one-third of its total assets.”

Policy in Disclosure of Portfolio Holdings

48.	Comment. Please revise the disclosure to identify those entities that may authorize disclosure of the Fund’s non-public portfolio securities to the entities listed in the SAI. See paragraph (f)(1)(v) of Item 16 of Form N-1A. Please confirm that the disclosure indicates all individuals or categories of individuals who have daily access to the information, or revise the disclosure accordingly. If accurate, please clarify that the adviser, on behalf of the Fund and acting pursuant to the Fund’s policies and procedures, provides information to certain entities on a continuous daily basis, and specify the entities. Also, if the Fund has any current ongoing arrangements with its service providers, or others, under which nonpublic information about the Fund’s portfolio securities is made available in real-time on a daily basis, disclose that fact and provide a comprehensive list of those service providers and other entities. See paragraph (f)(2) of Item 16 of Form N-1A.

Response. The Registrant confirms that the disclosure indicates all individuals and categories of individuals who have daily access to the information. The Registrant has revised the disclosure as follows:

“Policy on Disclosure of Portfolio Holdings

The Babson Capital Funds have adopted a portfolio holdings disclosure policy which governs the dissemination of the Funds’ portfolio holdings.

Public Disclosures

A complete list of portfolio holdings information is generally made available on a monthly basis at www.babsoncapital.com no sooner than three business days after the end of the month. The Fund may delay posting its holdings or may not post any holdings, if the Manager believes that would be in the best interest of the Fund and its shareholders. Portfolio holdings of the Funds are disclosed on a quarterly basis on forms required to be filed with the SEC as follows: (i) portfolio holdings as of the end of each fiscal year will be filed as part of the annual report filed on Form N-CSR; (ii) portfolio holdings as of the end of the first and third fiscal quarters will be filed on Form N-Q; and (iii) portfolio holdings as of the end of the six-month fiscal period will be filed as part of the semi-annual report filed on Form N-CSR. The Trust’s Form N-CSRs and Form N-Qs are available on the SEC’s website at www.sec.gov.

Other Disclosures

Consistent with policies and procedures approved by the Board of Trustees, the officers of the Funds may provide the Fund’s portfolio holdings information regularly, such as on a monthly or quarterly basis, to (i) third party service providers, rating and ranking agencies,

Financial Intermediaries and affiliated persons of the Funds and (ii) clients of the Manager or its affiliates that invest in the Funds or such clients’ consultants. No compensation or other consideration is received by the Funds, the Manager, the Sub-Adviser or any other person for these disclosures. “Financial Intermediaries” means any financial advisor, broker-dealer or other financial intermediary from which shares of the Funds may be purchased and that has entered into an agreement with the Distributor, the Manager or its affiliates, or State Street Bank and Trust Company, the Funds’ transfer agent (the “Transfer Agent”), with respect to the sale of shares of the Funds.

In addition, the Funds may disclose on an ongoing basis uncertified, non-public portfolio holdings information to certain service providers to the Funds, the Manager, the Sub-Adviser, the Transfer Agent or the Distributor, rating and ranking agencies, such as, but not limited to, Lipper, Morningstar, Bloomberg, pricing services, proxy voting service providers, accountants, attorneys, custodians, securities lending agents, brokers in connection with Fund transactions and providing pricing quotations, transfer agents and entities providing contingent deferred sales charge (“CDSC”) financing. The Funds, along with Babson Capital Management, acting on behalf of the Funds and consistent with the policies and procedures approved by the Board of Trustees, currently may provide real-time nonpublic information about the Funds’ portfolio securities to the Funds’ Custodian, Administrator, and Transfer Agent , the Funds’ independent registered public accounting firm, legal counsel, and financial printer. In addition, if a Fund redeems a shareholder in kind, the shareholder generally receives its proportionate share of the Fund’s portfolio holdings and, therefore, the shareholder and its agent may receive such information prior to public dissemination.

Disclosure of a Fund’s portfolio securities as an exception to the Fund’s normal business practice requires a Fund officer (other than the Treasurer) to identify a legitimate business purpose for the disclosure and submit the proposal to the Fund’s Treasurer for approval following business and compliance review. Additionally, no compensation or other consideration is received by the Funds, the Manager, the Sub-Adviser or any other person for these disclosures. The Trustees will review annually a list of such entities that received such information, the frequency of such disclosures and the business purpose therefor. These procedures are designed to address conflicts of interest between the Funds’ shareholders on the one hand and the Manager, the Sub-Adviser or any affiliated person of the Funds or such entities on the other hand by creating a structured review and approval process that seeks to ensure that disclosure of information about the Funds’ portfolio securities is in the best interests of the Funds’ shareholders. There can be no assurance, however, that the Funds’ policies and procedures with respect to the disclosure of portfolio holdings information will prevent the misuse of such information by individuals or firms in possession of such information.

Holdings are released to all of the persons and entities described above on conditions of confidentiality, which include the duty not to trade on that confidential information. “Conditions of confidentiality” include confidentiality terms included in written agreements, implied by the nature of the relationship (e.g., attorney-client relationship), or required by fiduciary or regulatory principles (e.g., custody services provided by financial institutions). It is expected that the Fund’s Custodian, Administrator and Transfer Agent will be subject to written agreements that establish confidentiality obligations with respect to the Funds’ portfolio holdings. The Board of Trustees has concluded that for all persons and entities described above that are not subject to written agreements that establish confidentiality obligations with respect to the Funds’ portfolio holdings, the confidentiality obligations otherwise in place for these parties are adequate to safeguard the Funds from unauthorized disclosure of non-public portfolio holdings information.

Finally, each Fund releases information concerning any and all portfolio holdings when required by law. Such releases may include providing information concerning holdings of a specific security to the issuer of such security.”

49.	Comment. Please revise the disclosure to specify which type of confidentiality agreement (e.g., oral or written) applies to each entity receiving non-public portfolio holdings information on a daily basis or ad-hoc basis. In addition, disclose that where there is no contractual obligation of confidentiality, the Board will determine that the other conditions of confidentiality adequately safeguard the Fund and its shareholders against improper disclosure of the Fund`s portfolio holdings or disclose the risks of having no contractual obligations of confidentiality.

Response. The requested change has been made. Please see the response to Comment 48 above.

50.	Comment. Please revise the disclosure to state that each entity receiving non-public portfolio information, be it on a daily or ad-hoc basis, has a duty not to trade on that confidential information.

Response. The requested change has been made. Please see the response to Comment 48 above.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Yana Dobkin Guss

Yana Dobkin Guss

cc:	Janice M. Bishop

Brian D. McCabe